Exhibit 99.1

Globavend Holdings Limited Announces Pricing of Initial Public Offering

PERTH, AUSTRALIA, November 7, 2023 – Globavend Holdings Limited (Nasdaq: GVH) (the “Company” or “Globavend”), an emerging e-commerce logistics provider, today announced the pricing of its initial public offering (the “Offering”) of 1,500,000 ordinary shares at a public offering price of $4.00 per ordinary share. The Company expects to receive aggregate gross proceeds of $6,000,000 from the Offering, before deducting underwriting discounts and other offering expenses. In addition, the Company has granted the Underwriter a 45-day option to purchase up to an additional 225,000 ordinary shares at the public offering price, less underwriting discounts.

The ordinary shares are expected to being trading on the Nasdaq Capital Market on November 8, 2023, under the symbol “GVH.” The Offering is expected to close on November 10, 2023, subject to customary closing conditions.

The Company intends to use the net proceeds from the Offering for leasing or purchasing warehouses, setting up parcel collection points or intelligent delivery and collection solutions, setting up overseas business entities, branches and offices, potential mergers and acquisitions and for working capital and general corporate use.

R.F. Lafferty & Co., Inc. (the “Underwriter”) is acting as underwriter to the Offering. K&L Gates is acting as U.S. counsel to the Company, and Hunter Taubman Fischer & Li LLC is acting as U.S. counsel to R.F. Lafferty & Co., Inc.

A registration statement on form F-1 (333-274166) related to these securities has been filed with, and declared effective by, the United States Securities and Exchange Commission on November 2, 2023. The Offering is made only by means of a prospectus. Once available, a copy of the final prospectus related to the Offering may be obtained from: R.F. Lafferty & Co., Inc., by email at offerings@rflafferty.com. The final prospectus will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Globavend Holdings Limited

Globavend Holdings Limited is an emerging e-commerce logistics provider offering end-to-end logistics solution in Hong Kong, Australia and New Zealand. The Company’s customers are primarily enterprise customers, being e-commerce merchants, or operators of e-commerce platforms, in providing business-to-consumer (B2C) transactions. As an e-commerce logistics provider, the Company provides integrated cross-border logistics services from Hong Kong to Australia and New Zealand, where it provides customers with a one-stop solution, from pre-carriage parcel drop off to parcel consolidation, air-freight forwarding, customs clearance, on-carriage parcel transportation and delivery.

Forward-Looking Statements

This press release contains certain forward-looking statements, including statements with regard to the Company’s proposed initial public offering. Words such as “will,” future,” “expects,” “believes,” and “intends,” or similar expressions, are intended to identify forward-looking statements. Forward-looking statements are subject to inherent uncertainties in predicting future results and conditions and no assurance can be given that the proposed initial public offering discussed above will be completed on the terms described. Completion of the proposed initial public offering and the terms thereof are subject to numerous factors, many of which are beyond the control of the Company, including, without limitation, the failure of customary closing conditions and the risk factors and other matters set forth in the prospectus included in the registration statement in the form last filed with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

For investor and media inquiries, please contact:

Company Info:

Globavend Holdings Limited

Wai Yiu Yau, Chairman and CEO

project@globavend.com 61 08 6141 3263